SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   FORM 8-A/A

                                 AMENDMENT NO. 1

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Trigon Healthcare, Inc.
             (Exact name of registrant as specified in its charter)


                Virginia                               54-1773225
        (State of incorporation)            (IRS Employer Identification No.)

                             2015 Staples Mill Road
                            Richmond, Virginia 23230
               (Address of principal executive offices) (Zip Code)

If this form relates to the                If this form relates to the
registration of a class of securities      registration of a class of securities
pursuant to Section 12(b) of the           pursuant to Section 12(g) of the
Exchange Act and is effective              Exchange Act and is effective
pursuant to General Instruction            pursuant to General Instruction
A.(c), please check the following          A.(d), please check the following
box. [X]                                   box. [  ]


       Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                  Name of Each Exchange on Which
       to be so Registered                  Each Class is to be Registered
   ---------------------------            ----------------------------------
   Rights to Purchase Series A Junior         New York Stock Exchange
     Participating Preferred Stock,
             no par value


       Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                                (Title of Class)

            Trigon Healthcare, Inc., a Virginia corporation (the "Company"), hereby amends Items 1 and 2 of its registration statement on Form 8-A (File No. 001-12617), filed with the Securities and Exchange Commission on July 16, 1997. The Company and National City Bank, successor to First Chicago Trust Company of New York, as rights agent (the "Rights Agent"), entered into Amendment No. 1, dated as of April 28, 2002, to the Rights Agreement, dated as of July 16, 1997, by and between the Company and the Rights Agent, in connection with the execution of (i) the Agreement and Plan of Merger, dated as of April 28, 2002, by and among Anthem, Inc., an Indiana corporation ("Anthem"), AI Sub Acquisition Corp., an Indiana corporation, and the Company and (ii) the Stock Option Agreement, dated as of April 28, 2002, by and between Anthem and the Company.


ITEM 1.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

            Item 1 of the Form 8-A is amended to read in its entirety as follows:

            On July 16, 1997, the Board of Directors of Trigon Healthcare, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Class A common stock, par value $0.01 per share, of the Company (the "Common Shares"). The dividend was payable on July 29, 1997 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value, of the Company (the "Preferred Shares") at a price of $100 (subject to adjustment as provided in the Rights Agreement) per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as rights agent.

            On April 28, 2002, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among Anthem, Inc., an Indiana corporation ("Anthem"), AI Sub Acquisition Corp., an Indiana corporation ("AI Sub"), and the Company. On April 28, 2002, the Company also entered into a Stock Option Agreement (the "Stock Option Agreement"), by and between Anthem and the Company. In connection with the Merger Agreement and Stock Option Agreement, the Company entered into Amendment No. 1 to the Rights Agreement (the "Rights Agreement Amendment"), dated as of April 28, 2002, by and between the Company and National City Bank, successor to First Chicago Trust Company of New York, as rights agent.

            Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 10% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the outstanding Common Shares (the earlier of such dates being the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto.

            Neither Anthem nor AI Sub, nor any of Anthem's affiliates or associates, shall become or be deemed to be an Acquiring Person as a result of
(i) the approval, execution, delivery or performance of the Merger Agreement or the Stock Option Agreement, (ii) the consummation of the Merger (as defined in the Merger Agreement), (iii) the consummation of any other transaction contemplated in the Merger Agreement or the Stock Option Agreement, including the purchase of Common Shares thereunder, or (iv) the public announcement of any of the foregoing (each of the events described in clauses (i) to (iv), an "Exempt Event"). In addition, a Distribution Date shall not occur or be deemed to have occurred as a result of an Exempt Event.

            The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Class A Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. Any Rights associated with the Company's Class B Common Shares (if any are outstanding) will be terminated and become null and void on the Distribution Date.

            The Rights are not exercisable until the Distribution Date. The Rights will expire on the earlier of July 27, 2007 and the closing of the transactions contemplated by the Merger Agreement (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

            The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares; (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares; or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

            The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

            Preferred Shares purchasable upon exercise of the Rights will be nonredeemable. Each Preferred Share will have a minimum preferential quarterly dividend rate of $3.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared on the Common Shares. In the event of liquidation, the holders of the Preferred Shares will receive a preferential liquidation payment equal to the greater of $40.00 or 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

            Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of a one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

            In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. Neither of these events will be triggered as a result of an Exempt Event.

            At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

            At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons or (ii) 5%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. Nothing in the Rights Agreement shall be construed to give any holder of Rights or any other person any legal or equitable rights, remedies or claims under the Rights Agreement by virtue of the approval, execution, delivery or performance of the Merger Agreement or the Stock Option Agreement or by virtue of any the transactions contemplated by the Merger Agreement or the Stock Option Agreement.

            Copies of the Rights Agreement and the Rights Agreement Amendment are available free of charge from the Company. The foregoing summary description of the Rights, the Rights Agreement and the Rights Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, which was filed as Exhibit 1 to the Form 8-A and which is hereby incorporated herein by reference, and the full text of the Rights Agreement Amendment, which was filed with the Securities and Exchange Commission on April 29, 2002 as Exhibit 4.1 to the Company's Current Report on Form 8-K and which is hereby incorporated herein by reference.


ITEM 2.     EXHIBITS.

Item 2 of the Form 8-A is amended to add the following:

4. Amendment No. 1, dated as of April 28, 2002, to the Rights Agreement, dated as of July 16, 1997, by and between Trigon Healthcare, Inc. and National City Bank, successor to First Chicago Trust Company of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to Trigon Healthcare, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 29, 2002).

                                    SIGNATURE


            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: April 29, 2002

                                    TRIGON HEALTHCARE, INC.



                                    By: /s/ J. Christopher Wiltshire
                                        ----------------------------------------
                                        Name:  J. Christopher Wiltshire
                                        Title: Secretary

                                    EXHIBITS


4. Amendment No. 1, dated as of April 28, 2002, to the Rights Agreement, dated as of July 17, 1997, by and between Trigon Healthcare, Inc. and National City Bank, successor to First Chicago Trust Company of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 to Trigon Healthcare, Inc.'s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 29, 2002).